Exhibit 12.1

Nucor Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended
						September 30, 2006	September 29, 2007
	2002	2003	2004	2005	2006
	(In thousands, except ratios)
Earnings
Earnings before income taxes	$226,985	$69,978	$1,725,891	$2,027,083	$2,692,435	$2,081,851	$1,706,802
Plus: minority interests	79,408	23,904	80,840	110,650	219,121	147,568	214,653
Plus/(Less): losses/(earnings) from equity investments	2,998	97	(4,070)	(476)	17,690	13,360	17,188
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps)	22,918	27,151	30,645	36,571	40,351	30,096	38,365
Plus: amortization of capitalized interest	—	—	108	216	216	162	162
Plus: distributed income of equity investees	—	—	—	—	3,172	—	3,725
Less: interest capitalized	—	(850)	(1,310)	—	—	—	(1,670)
Less: minority interests in subsidiaries that have not incurred fixed charges	(79,408)	(23,904)	(80,840)	(110,650)	(219,121)	(147,568)	(214,304)

	$252,901	$96,376	$1,751,264	$2,063,394	$2,753,864	$2,125,469	$1,764,921

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	22,918	27,151	30,645	36,571	40,351	30,096	38,365

Ratio of earnings to fixed charges	11.04	3.55	57.15	56.42	68.25	70.62	46.00